Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of Global Net Lease, Inc. (“GNL”) and American Realty Capital Global Trust II, Inc. (“Global II”). The following is a press release issued by GNL. The press release was attached as Exhibit 99.1 to GNL’s Current Report on Form 8-K filed on December 12, 2016.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

FOR IMMEDIATE RELEASE

Leading Proxy Advisory Firms ISS and Glass Lewis Recommend Global Net Lease Shareholders Vote “FOR” Global Net Lease’s Proposed Merger with American Realty Capital Global Trust II

NEW YORK, December 12, 2016 – Global Net Lease, Inc. (“GNL” or the “Company”) (NYSE: GNL) announced today that Institutional Shareholder Services Inc. (“ISS”) has recommended that GNL shareholders vote “FOR” the proposed merger with American Realty Capital Global Trust II, Inc. (“Global II”). ISS is a leading independent U.S. proxy advisory firm and its voting analyses and recommendations are relied upon by hundreds of major institutional investment funds, mutual funds, and fiduciaries throughout the country.

In recommending that GNL shareholders vote “FOR” the proposed merger, ISS stated in its December 7, 2016 report, “The combined company is expected to become a premier global net lease real estate investment trust, with an expected enterprise value of approximately $3.3 billion; and realize $5.7 million of ongoing annual savings, including $1.6 million in contractual asset management fee savings and $4.1 million in general and administrative savings.”

“We are pleased that ISS, a leading independent proxy advisor, has recommended that GNL shareholders vote “FOR” GNL’s merger with Global II and recognizes the benefit to GNL of the proposed merger,” said Scott Bowman, Chief Executive Officer and President of GNL.

In addition to the ISS recommendation, Glass, Lewis & Co. (“Glass Lewis”), another leading independent U.S. proxy advisory firm, also recommended that GNL shareholders vote “FOR” the proposed merger.

Glass Lewis, in its report dated December 12, 2016, commented “On balance, we believe that the proposed merger is based on sound strategic rationale. Further, based on the findings from UBS’ fairness opinion, we believe that that the merger exchange ratio is financially fair and reasonable to the Company.”

Additionally, Egan-Jones Proxy Services, another leading proxy advisory firm, recommended shareholders vote “FOR” the proposed merger.

How to Vote Your Shares

For the reasons set forth in the proxy statement, dated November 8, 2016, our Board of Directors unanimously recommends that you vote “FOR” Proposals 1 and 2 (each copied below for reference) at the special meeting.

1) To consider and vote on a proposal to approve the transactions contemplated by the Agreement and Plan of Merger, dated as of August 8, 2016 (the “Merger Agreement”) by and among the Company, Global Net Lease Operating Partnership, L.P., the Company’s operating partnership, Mayflower Acquisition LLC, a direct wholly owned subsidiary of the Company, American Realty Capital Global Trust II, Inc. and American Realty Capital Global II Operating Partnership, L.P., the operating partnership of Global II, including the issuance of shares of common stock of GNL, par value $0.01 per share, to the stockholders of Global II.

2) To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, as determined by GNL, to solicit additional proxies in favor of the proposal to approve the transactions contemplated by the Merger Agreement, including the issuance of shares of GNL common stock to Global II stockholders pursuant to the Merger Agreement.

You may use one of the following quick and simple methods to promptly vote your shares:

•	Vote Online at www.proxyvote.com/GNL. Enter the control number on the voting instructions form and follow the prompts.

•	Vote by Phone at 1-800-690-6903. Please have your control number available.

•	Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre-paid envelope provided in this package.

Shareholders who have questions about the proposed merger or need assistance in submitting their proxy or voting their shares should contact GNL’s proxy solicitor, D.F. King at 48 Wall Street, 22nd Floor, New York, NY 10005 or 212-269-5550 or email GNL@dfking.com.

About Global Net Lease, Inc.

Global Net Lease, Inc. (NYSE: GNL) is a publicly traded real estate investment trust listed on the NYSE focused on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western and Northern Europe. Additional information about GNL can be found on its website at www.globalnetlease.com.

Permission to use quotations from the ISS report and Glass Lewis report were neither sought nor obtained.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements.  These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different.  Forward-looking statements may include, but are not limited to, statements regarding stockholder liquidity and investment value and returns. The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Actual results may differ materially from those contemplated by such forward-looking statements, including those set forth in the Risk Factors section of GNL’s most recent annual report on Form 10-K filed with the SEC on February 29, 2016, and in future filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and GNL undertakes no obligation to update or reverse any forward-looking statement to reflect changed assumptions, the occurrence of unanticipated events on changes to future operating results, unless required to do so by law.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and American Realty Capital Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

Contacts

Proxy Voting Inquiries:	Investor Inquiries:
Kristian Klein D.F. King kklein@dfking.com (212-232-2247)	Matthew Furbish Vice President Investor Relations mfurbish@globalnetlease.com (212-415-6500)	Scott J. Bowman Chief Executive Officer Global Net Lease, Inc. sbowman@globalnetlease.com (212-415-6500)